
October 22, 2020

Adam Wergeles
General Counsel
Leaf Group Ltd.
1655 26th Street
Santa Monica, CA 90404

   Re: Leaf Group Ltd.
     Registration Statement on Form S-3
     Filed October 14, 2020
     File No. 333-249476

Dear Mr. Wergeles:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Technology

cc: Bradley Weber